

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 30, 2010

VIA U.S. MAIL

H. Van Sinclair
c/o RLJ Acquisition, Inc.
3 Bethesda Metro Center, Suite 1100
Bethesda, Maryland 20814

> **Re:** **RLJ Acquisition, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 3, 2010**
> **File No. 333-170947**

Dear Mr. Sinclair:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1. Where comments on one section also relate to disclosure in another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments.

2.   If a numbered comment in this letter raises more than one question or lists various items, ensure that you fully respond to each question and item. Make sure that your letter of response indicates precisely (by page number) where responsive disclosure to each numbered comment and each point may be found in the marked version of the amendment.

3.   Please inform us supplementally if the amount of compensation allowable or payable to the underwriter has received clearance by the Financial Industry Regulatory Authority.

4.   Please ensure that all cross-references are complete and accurate. For example, we note the cross-reference to the Risk Factors section at page 6.

5.   We note that you have not filed most of your exhibits, including, without limitation, your bylaws, charter, legality opinion and underwriting agreement. Please submit all exhibits in a timely manner in order to facilitate our review. We may have further comment upon our review.

6.   We note the statement on page 13 that, "[t]raditionally, blank check companies would not be able to consummate a business combination…." Please revise to provide disclosure where appropriate to identify the principal features of your blank check offering that are inconsistent with traditional offerings. Please use bullet points or graphs to simplify the disclosure and address the extent to which the changes are designed to or have the effect of ensuring completion of the transaction or minimizing the ability of public shareholders to affect whether or not a particular merger is completed. In an appropriate place in the document, please add a table comparing your offering and its material terms against traditional special purpose acquisition offerings.

7.   In several places of the prospectus you address what appear to be fundamental features of your SPAC structure. For example, you state on page 29 that you will not effect a business combination with another blank check company or a similar type of company with nominal operations. Please revise where appropriate to indicate, if true, that you intend these and similar features to be binding on you, and identify where they are located, such as your charter documents.

Table of Contents

8.   Please ensure that your table of contents is complete and accurate. For example, we note that you have not included an entry for your Management section, and that there are discrepancies in your page references.

Summary, page 1

9.   Currently your Summary is 17 pages long, contains numerous lengthy and complex paragraphs, repeats information verbatim from elsewhere in your document, and does not

present the key aspects of your offering in clear, plain language. Please revise accordingly. See Item 503(a) of Regulation S-K and Rule 421 or Regulation C.

General, page 1

10.   We note your disclosure that you will have 21 months or 27 months, as the case may be, to consummate your initial business combination. We further note your disclosure under the risk factors beginning "In order to effect a business combination…" and "Certain provisions of our amended and restated articles of incorporation…" at pages 37 and 38, respectively. Please expand your disclosure to indicate whether you will seek shareholder approval to extend the 21-month or 27-month time period if you have not consummated a business combination within such periods.

Private Placements, page 5

11.   We note your disclosure at page 5 relating to the founder shares and the warrants. Please expand your disclosure to discuss how you determined the pricing relating thereto.

Permitted purchases of shares if we hold a stockholder vote, page 11

12.   We note the disclosure that "If we seek stockholder approval of our initial business combination and we do not conduct redemptions pursuant to the tender offer rules in connection with our initial business combination, prior to the consummation of a business combination, there could be released to us from the trust account amounts necessary to purchase up to 25% of the shares sold in this offering." With a view to clarifying disclosure in the summary and elsewhere regarding provisions inconsistent with traditional SPAC offerings, please advise us of the mechanics and sources for this provision.

Redemption rights for public stockholders upon consummation…, page 12

13.   With a view towards possible disclosure, please advise us as to how you determined the $5,000,001 threshold.

Redemption payments if we hold a stockholder vote, page 14

14.   Please clarify your statement that if your "initial business combination is not completed, then public stockholders electing to exercise their redemption rights will not be entitled to receive such payments."

 Determination of offering amount, page 16

15.   With a view towards possible disclosure, please explain to us how you have calculated $9.50 per unit to be deposited into the trust account, including the quantitative

considerations you have given, if true, to total offering and private placement expenses and funds to be held outside escrow.

Risk Factors, page 19

In order to effect a business combination…, page 37

16.   Please clarify your disclosure to indicate whether any solicitation to amend your amended and restated articles of incorporation, including any solicitation to extend the 21-month or 27-month period to consummate a business combination, would be conducted in compliance with all procedural and disclosure requirements in the United States federal securities laws applicable to companies that have a class or securities registered under the Exchange Act and are domestic issuers.

Cautionary Note Regarding Forward-Looking Statements, page 43

17.   Please remove your disclosure indicating that the "statements contained in th[e] prospectus that are not purely historical are forward-looking statements." You may, however, state to the effect that statements that reflect your current views with respect to future events and financial performance, and any other statements of a future or forward-looking nature are forward-looking statements for the purposes of the federal securities laws.

Capitalization, page 50

18.   It appears that there is a clerical error in the amount presented as total capitalization at November 18, 2010 of $280,247 (*i.e.*, the sum of the amounts presented is $226,311). Please revise.

19.   It appears that there is a clerical error in the amount presented as total stockholders' equity on an as adjusted basis of $5,000,001 (*i.e.*, the sum of the amounts presented is $5,792,001). Please revise.

Proposed Business, page 57

Sources of target business, page 61

20.   We note your disclosure that your officers and directors, and their affiliates may bring to your attention target businesses. We also note your disclosure that you may engage professional firms in this regard and that you may pay finder's or other similar fees as compensation. Please revise your disclosure to describe whether you expect to pay your officers, directors or any of their affiliates finder's or other similar fees in the event they bring target businesses to your attention.

Tendering stock certificates in connection with a tender offer or redemption rights, page 67

21.   We note your disclosure you "may require [y]our public stockholders seeking to exercise their redemption rights, whether they are record holders or hold their shares in 'street name,' to either tender their certificates to our transfer agent…or to deliver their shares to the transfer agent electronically using Depository Trust Company's DWAC…System, at the holder's option." Please provide such information in the Summary section.

Management, page 76

Directors and Executive Officers, page 76

22.   Please revise your disclosure to provide biographical sketches that do not contain gaps in time in the five year period that Item 401 of Regulation S-K requires you to describe. Please include the month and year for each start and end date of employment for each of your directors and officers.

Conflicts of Interest, page 79

23.   We note your disclosure relating to your officers and directors' pre-existing fiduciary duties. Please expand your disclosure to indicate, for each officer and director relationship, the priority and preference such entity has relative to you with respect to the performance of obligations and the presentation of business opportunities.

24.   We note your disclosure that your directors and officers have "agreed not to participate in the formation of, or become an officer or director of, any blank check company until [you] have entered into a definitive agreement…." Please revise your disclosure to indicate whether prior to your formation any of your directors, officers or control persons were previously associated with other SPACs. If so, please provide a brief description of any acquisitions made by the other SPACs, the current trading markets of the post-combination entity and the benefits received by such director, officer or control person from his or her association with the other SPACs.

Material U.S. Federal Tax Considerations, page 96

25.   We note your disclosure that you "have not sought…any opinion of counsel with respect to the tax consequences discussed" in your registration statement. Please provide the basis for not obtaining a tax opinion from counsel.

Underwriting, page 104

26.   Please provide the pricing and quantity information for this section as soon as they are finalized.

27.   We note your disclosure at page 9 under "Summary—The Offering—Transfer restrictions on founder shares and sponsor warrants." Please revise your disclosure here to indicate whether such transfer restrictions are memorialized in lock-up or other similar agreements and, if so, please provide the basis for not filing such agreements.

Exhibits and Financial Statement Schedules, page II-3

28.   Please file all material agreements, including, without limitation, the registration rights agreement referenced at page 55.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Donald D. Delaney at (202) 551-3863 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Alan I. Annex, Esq.
        Jason Simon, Esq.
        Greenberg Traurig, LLP
        (212) 801-6400 (fax)